

GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

TSX: **G** NYSE: **GG**

GOLDCORP TO RELEASE 2016 FOURTH QUARTER / FULL-YEAR RESULTS ON FEBRUARY 15TH; CONFERENCE CALL AND WEBCAST ON FEBRUARY 16TH

Vancouver, British Columbia, January 9, 2017 – GOLDCORP INC. **(TSX: G, NYSE: GG)** will release 2016 fourth quarter and full-year results after the market close on Wednesday, February 15, 2017.

Fourth Quarter / Full Year 2016 Conference Call and Webcast details below:

Date:	Thursday, February 16, 2017
Time:	10:00 a.m. (PST)
Dial-in:	800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay:	800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date:	March 19, 2017
Replay Passcode:	Conference ID#: 2296992

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

For further information, please contact:
Lynette Gould
Director, Investor Relations
(800) 567-6223
E-mail: info@goldcorp.com
www.goldcorp.com